                                                                               .
                                                                               .
                                                                               .
                                                                    EXHIBIT 7.05


CITICORP NORTH AMERICA, INC.            LEHMAN COMMERCIAL PAPER INC.            JPMORGAN CHASE BANK
CITIGROUP GLOBAL MARKETS INC.           LEHMAN BROTHERS INC.                    J.P. MORGAN SECURITIES INC.
390 Greenwich Street                    745 Seventh Avenue                      270 Park Avenue
New York, New York 10013                New York, New York 10019                New York, New York 10017


                                                                 August 23, 2004

Cox Enterprises, Inc.
6205 Peachtree Dunwoody Road
Atlanta, Georgia 30328

Attention: Richard Jacobson
           Vice President/Treasurer



                                  Project NFL
                               Commitment Letter


Ladies and Gentlemen:

                  You, Cox Enterprises, Inc., a Delaware corporation ("Cox Enterprises"), have informed us, Citigroup Global Markets Inc. ("CGMI"), Citicorp North America, Inc. ("CNAI"), Lehman Brothers Inc. ("LBI"), Lehman Commercial Paper Inc. ("LCPI"), J.P. Morgan Securities Inc. ("JPMorgan") and JPMorgan Chase Bank ("JPMCB" and, together with CGMI, CNAI, LBI, LCPI and JPMorgan, the "Commitment Parties"), that, as of June 30, 2004, Cox Enterprises beneficially owned, through wholly owned subsidiaries, 27,597,792 shares of Class C Common Stock, par value $1.00 per share, of Cox Communications, Inc., a Delaware corporation ("Cox Communications"), and 365,751,156 of an aggregate of 604,947,345 outstanding shares of Class A Common Stock, par value $1.00 per share, of Cox Communications ("Class A Stock") and that Cox Enterprises is considering whether to acquire all other outstanding shares of Class A Stock not already owned by Cox Enterprises or wholly owned subsidiaries of Cox Enterprises (the "Minority Shares") by a Tender Offer described below and a merger (the "Merger") of a newly formed direct subsidiary ("Merger Sub") of Cox Holdings, Inc., a wholly owned subsidiary of Cox Enterprises ("Cox Holdings"), with and into Cox Communications, in which Cox Communications would be the surviving corporation and as a result of which all of the outstanding capital stock of Cox Communications would be held and beneficially owned by wholly owned subsidiaries of Cox Enterprises and the former holders of Minority Shares (other than those holders who have properly exercised appraisal rights) would be entitled solely to receive, on account of the Minority Shares, a tender offer or merger consideration of $32.00 per share (the "Merger Consideration"), upon the terms and subject to the conditions set forth in a merger agreement which would be executed and delivered by Cox Enterprises, Cox Holdings, Cox Communications and Merger Sub, approved by the directors and stockholders of Merger Sub, approved by the directors of Cox Communications, including the special committee of the independent directors of Cox Communications (which would have approved the transactions as an exception to the Business Combination provisions of Cox Communications' charter), and which the special committee of independent directors of Cox Communications would have resolved to recommend for approval by the stockholders of Cox Communications (the "Merger Agreement") prior to the commencement of the Tender Offer referred to below.

                  You have further informed us that you have proposed to Cox Communications that, if you were to decide to proceed with the Acquisition, Cox Holdings and Cox Communications would commence a joint public tender offer (the "Tender Offer" and, together with the Merger, the "Acquisition") to purchase all of the Minority Shares for a purchase price equal to the Merger Consideration, subject to certain conditions that are to be reasonably satisfactory to us, and that, following satisfaction or waiver of such conditions, the Minority Shares tendered in the Tender Offer would be allocated to, and accepted for purchase and paid for by, Cox Holdings and Cox Communications generally in proportion to the financing available under the Facilities described below, except that if sufficient Minority Shares are tendered in the Tender Offer to permit Merger Sub to complete a "short-form" merger, then all of the Minority Shares tendered in the Tender Offer would be allocated to, and accepted for purchase and paid for by, Cox Holdings. In the event that sufficient Minority Shares are not tendered in the Tender Offer to permit Merger Sub to complete a "short-form" merger, whether or not any Minority Shares are purchased by Cox Holdings or Cox Communications in the Tender Offer, Cox Holdings and Cox Communications may file a proxy or information statement with the Securities and Exchange Commission (the "SEC") to solicit votes from Cox Communications' holders to approve the Merger.

                  You have advised us that, if you were to decide to proceed with the Acquisition, you would finance it from the proceeds of loans under new senior unsecured credit facilities of Cox Enterprises and Cox Communications in an aggregate commitment amount of $10 billion (the "Facilities") that would replace Cox Enterprises' existing $1.1 billion revolving credit facility (the "Existing Cox Enterprises Facility") and Cox Communications' existing $1.25 billion revolving credit facility (the "Existing Cox Communications Facility") and that would be allocated as separate credit facilities to Cox Enterprises as borrower (the "Cox Enterprises Credit Facility") and to Cox Communications as borrower (the "Cox Communications Credit Facility") in amounts and with revolving credit and term loan tranches and maturities (which will not exceed five years) to be agreed by the Commitment Parties, Cox Enterprises and Cox Communications. A portion of the Cox Communications Credit Facility, in an amount to be so agreed, may consist of a bridge financing with an eighteen-month maturity in anticipation of an offering of debt securities ("Notes").

                  We understand that, if you were to decide to proceed with the Acquisition, the aggregate outstanding consolidated indebtedness of Cox Enterprises and its subsidiaries (except Cox Communications and its subsidiaries), other than the Cox Enterprises Credit Facility, would not exceed $3.5 billion and the aggregate outstanding consolidated indebtedness of Cox Communications and its subsidiaries, other than the Cox Communications Credit Facility, would not exceed $7.5 billion.

                  In connection with the foregoing, you have requested that, if you decide to proceed with the Acquisition, CGMI, LBI and JPMorgan agree to structure, arrange and syndicate the Facilities, that CNAI, LCPI and JPMCB each commit (severally and not jointly) to provide 33-1/3% of the entire amount of each of the Facilities, for an aggregate of $10.0 billion, that CNAI, LCPI or JPMCB (as determined by you) serve as administrative agent for the Facilities and that the others of them serve as syndication agents for the Facilities.

                  CGMI, LBI and JPMorgan are pleased to advise you that they are willing to act as joint lead arrangers and joint bookrunners for the Facilities. Furthermore, each of CNAI, LCPI and JPMCB is pleased to advise you of its commitment to provide 33-1/3% of the entire amount of each of the Facilities, for an aggregate of $10.0 billion, in each case severally and not jointly and upon the terms and subject to the conditions set forth or referred to in this Commitment Letter and in the Summary of Terms and Conditions attached hereto (the "Term Sheet" and, collectively with this letter and the Fee Letters referred to below, this "Commitment Letter"). The Commitment Parties acknowledge that you shall have the right in your absolute and sole discretion to reduce the amount of the Facilities so long as the Acquisition remains fully financed.

                  It is agreed that, if you were to proceed with the Acquisition, CGMI, LBI and JP Morgan (the "Arrangers") would act as joint lead arrangers and joint bookrunners together with other financial institutions selected by you, CNAI, LCPI or JPMCB (as determined by you) would act as the sole administrative agent for the Facilities (the "Administrative Agent") and CNAI, LCPI or JPMCB (whichever is not selected as Administrative Agent) would act as syndication agents for the Facilities (the "Syndication Agents"). You acknowledge that CGMI and LBI may be credited as the exclusive joint lead arrangers and joint bookrunners with Loan Pricing Corporation. Other than as expressly contemplated by the Term Sheet or the Fee Letters referred to below, no other agents, co-agents, arrangers, co-arrangers, managers or co-managers will be appointed and no other titles will be awarded in connection with the Facilities to any person, including the parties hereto, unless you shall so agree. No compensation will be paid in connection with the Facilities to any person, including the parties hereto, unless you and, if the Ratings Condition, as defined in the Fee Letter described below entitled "Fee Letter" (the "Ratings Condition"), is not satisfied, we shall so agree.

                  CNAI, LCPI and JPMCB reserve the right, before or after the execution of the mutually acceptable loan documentation incorporating substantially the terms and conditions outlined in this Commitment Letter (the "Operative Documents"), to syndicate all or a portion of their commitments to financial institutions selected by them in consultation with you and, if the Ratings Condition is satisfied, reasonably acceptable to you that will become parties to the Operative Documents pursuant to a syndication to be managed by the Arrangers (the financial institutions becoming parties to the Operative Documents being collectively referred to as the "Lenders"). You agree to provide such assistance in the syndication effort as may be reasonably requested, including by requesting that members of management of Cox Enterprises and Cox Communications available to meet with prospective syndicate members at such times and places as the Arrangers may reasonably request, using commercially reasonable efforts to ensure that the syndication efforts benefit from Cox Enterprises' and Cox Communications' existing lending relationships, providing the Arrangers with all information reasonably deemed necessary by them that is reasonably available to you to successfully complete the syndication, and assisting the Arrangers in the preparation of an information memorandum and other marketing materials. It is understood that the commitments of CNAI, LCPI and JPMCB will be reduced as part of the final allocation of commitments prior to the effective date of the Facilities.

                  You agree to provide the Commitment Parties with all information reasonably requested by any of them and reasonably available to you in connection with the arrangement of the Facilities. You represent and covenant that, to the best of your knowledge, (a) taken as a whole, all information (other than the financial projections referred to below) concerning Cox Enterprises and its subsidiaries and Cox Communications and its subsidiaries and the transactions contemplated hereby, made available to any Commitment Party or Lender by you or your authorized representatives is and will be complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made and (b) all financial projections prepared by you or your authorized representatives and made available to any Commitment Party or Lender have been or will be prepared in good faith based upon reasonable assumptions, it being understood that such projections are subject to significant uncertainties and contingencies, many of which are beyond your control and that no assurance can be given that such projections will be realized. You agree to supplement the information and projections from time to time until the date the Operative Documents become effective so that the representations and warranties contained in this paragraph remain correct. In providing this Commitment Letter, the Commitment Parties are relying on the accuracy of the information furnished to them by or on behalf of you or your affiliates without independent verification thereof.

                  Subject to the foregoing, it is understood and agreed that the Arrangers will, after consultation with you, manage all aspects of the syndication.

                  As consideration for each of the commitments and agreements of CNAI, LCPI and JPMCB hereunder and the Arrangers' agreement to structure, arrange and syndicate the Facilities, you agree to pay to them the fees and perform the other obligations set forth in the Term Sheet and in the Fee Letters (the "Fee Letters") dated the date hereof and delivered herewith. Once paid, such fees shall not be refundable under any circumstances. No compensation (other than that expressly contemplated by the Term Sheet and the Fee Letters) will be paid in connection with the Facilities to any person other than the parties hereto unless you and we shall so agree. The terms of the Fee Letters are an integral part of the commitments of CNAI, LCPI and JPMCB hereunder and constitute part of this Commitment Letter for all purposes hereof. For the avoidance of doubt, the parties agree and acknowledge that no fees shall be payable hereunder or under either Fee Letter prior to the first funding of loans on the Closing Date.

                  The Commitment Parties are satisfied with the results of their due diligence investigation of Cox Enterprises, Cox Communications and their respective subsidiaries and the Acquisition to date, and the commitments of the Commitment Parties are not subject to further due diligence. Each of the commitments of CNAI, LCPI and JPMCB hereunder and each Arranger's agreement to perform the services described herein are subject to (a) the absence of any material adverse change or any event, condition, circumstance or other matter that could reasonably be expected to result in a material adverse change since December 31, 2003, in the business, assets, operations or condition (financial or otherwise) of Cox Enterprises and its subsidiaries (other than Cox Communications and its subsidiaries and other than those subsidiaries of Cox Enterprises that are not restricted under the Operative Documents of Cox Enterprises), taken as a whole, or of Cox Communications and its subsidiaries, taken as a whole; (b) the negotiation, execution and delivery, no later than December 15, 2004, of Operative Documents reasonably satisfactory to each Commitment Party and its counsel; (c) there not having occurred a material adverse change in loan syndication, financial, banking or capital markets since the date hereof that, in the reasonable judgment of any Commitment Party, has had or would reasonably be expected to have a material adverse effect on the syndication of the Facilities; (d) following the date hereof and during the syndication of the Facilities, neither Cox Enterprises and its subsidiaries (other than Cox Radio, Inc. ("Cox Radio")) nor Cox Communications and its subsidiaries shall have offered, placed or arranged or attempt to or be in the process of offering, placing or arranging any debt facility or debt security (including renewals thereof) of Cox Enterprises or any of its subsidiaries (other than Cox Radio), or of Cox Communications or any of its subsidiaries, without the prior written consent of each Commitment Party which shall not be unreasonably withheld (other than any issuance of any debt securities of

Cox Enterprises or Cox Communications the proceeds of which are to be used to replace or refinance a portion of the Facilities in an amount to be agreed by the Commitment Parties, Cox Enterprises and Cox Communications); (e) each Commitment Party having approved (which approval shall not be unreasonably withheld) the structure, terms and conditions of the Acquisition and the provisions of the Merger Agreement and all other agreements and documents relating to the Acquisition (and each Commitment Party confirms that it has approved the structure, terms and conditions of the Acquisition and the provisions of the Merger Agreement and any other agreements or documents described therein relating to the Acquisition, to the extent such structure, terms, conditions, provisions and other agreements and documents are substantially as set forth, or described, in the draft of the Merger Agreement dated August 4, 2004); (f) (i) if Cox Holdings at its option determines to commence the Tender Offer and to accept for purchase any shares tendered, the acceptance of shares for purchase in the Tender Offer (on the approved structure and terms upon satisfaction of the approved conditions, except as modified with the consent of the Commitment Parties, which will not be unreasonably withheld) no later than December 15, 2004; provided, that in any event the 90% minimum condition in the Tender Offer may be waived by Cox Holdings and Cox Communications without consent of the Commitment Parties or (ii) if Cox Holdings at its option determines not to commence a Tender Offer or not to accept for purchase any shares tendered in the Tender Offer, the completion of the Merger (on the approved structure and terms upon satisfaction of the approved conditions, except as modified with the consent of the Commitment Parties, which will not be unreasonably withheld) no later than the nine-month anniversary date of the date on which the Merger Agreement is executed and delivered; (g) no Commitment Party becoming aware of any circumstance or condition or other matter (including any matter relating to financial models and underlying assumptions relating to projections) that (i) is inconsistent in any material respect with the information and projections previously provided to the Commitment Parties relating to the Acquisition or Cox Enterprises or Cox Communications or any of their respective subsidiaries or (ii) has had or could reasonably be expected to have a material adverse effect upon the Acquisition or the financing transactions contemplated hereby or upon the business, assets, operations or condition (financial or otherwise) of Cox Enterprises and its subsidiaries (other than Cox Communications and its subsidiaries), taken as a whole, or of Cox Communications and its subsidiaries, taken as a whole; (h) payment of all fees and expense reimbursements then due under this Commitment Letter, including the Term Sheet and the Fee Letters; (i) your having engaged one or more investment banks reasonably acceptable to the Commitment Parties and to you to publicly sell or privately place the Notes; (j) compliance with the terms of such engagement letter, this Commitment Letter and the Fee Letters; (k) Cox Communications' senior debt ratings by Moody's and S&P on the Closing Date based on the indebtedness to be outstanding after completion of the Acquisition being Ba2 (with a stable or positive outlook) or higher by Moody's and BB (with a stable or positive outlook) or higher by S&P; (l) delivery of financial statements and business plans satisfactory to the Commitment Parties (and each Commitment Party confirms that it is satisfied with the financial statements and business plans previously provided to it); and (m) the other conditions set forth or referred to in the Term Sheet. The terms and conditions of each of the commitments of CNAI, LCPI and JPMCB hereunder and of the Facilities are not limited to those set forth herein and in the Term Sheet. Those matters that are not covered by the provisions hereof and of the Term Sheet are subject to the approval and agreement of the Commitment Parties and Cox Enterprises, with the understanding that they will not be inconsistent with the Term Sheet.

                  You agree to indemnify and hold harmless each Commitment Party and their respective officers, directors, employees, affiliates, agents, attorneys, advisors, representatives and controlling persons (each, an "Indemnified Party") from and against any and all losses, claims, damages, liabilities and expenses, joint or several, that may be incurred by or asserted or awarded against any Indemnified Party in connection with any investigation, litigation or proceeding or the preparation of a defense in connection therewith, in each case, arising out of or in connection with or by reason of this Commitment Letter, the Operative Documents, the Acquisition or the financing transactions contemplated hereby or thereby or any actual or proposed use of the proceeds of the Facilities, and to reimburse such Indemnified Party upon demand for any legal or other expenses incurred in connection with investigating or defending any of the foregoing, except to the extent any such losses, claims, damages, liabilities or expenses are found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party's willful misconduct or gross negligence. You also agree to pay or reimburse the Commitment Parties from time to time for all reasonable out-of-pocket expenses (including but not limited to expenses of due diligence, syndication expenses, travel expenses and reasonable fees, disbursements and other charges of Latham & Watkins LLP, counsel for the Commitment Parties) incurred by the Commitment Parties in connection with the Facilities and the preparation of this Commitment Letter and the Operative Documents, whether or not the Acquisition is completed or any Operative Documents are executed, and further agree to pay all reasonable costs and expenses of each Commitment Party (including, without limitation, the reasonable fees and disbursements of counsel) incurred in connection with the enforcement of any of its rights or remedies hereunder. In the case of an investigation, litigation or other proceeding to which the indemnity in this paragraph applies, such indemnity shall be effective whether or not such investigation, litigation or proceeding is brought by you or any of your directors, security holders or creditors, an Indemnified Party or any other person or an Indemnified Party is otherwise a party thereto and whether or not the transactions contemplated hereby are consummated.

                  No Indemnified Party shall have any liability (whether in contract, tort or otherwise) to Cox Enterprises or Cox Communications or any of their respective security holders or creditors for or in connection with the transactions contemplated hereby, except to the extent such liability is determined in a final non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party's gross negligence or willful misconduct. In no event, however, shall any Indemnified Party be liable on any theory of liability for any special, indirect, consequential or punitive damages (including, without limitation, any loss of profits, business or anticipated savings).

                  By accepting delivery of this Commitment Letter, you agree that this Commitment Letter is for your confidential use only and that neither its existence nor the terms hereof will be disclosed by you to any person other than your officers, directors, employees, accountants, attorneys and other advisors, agents and representatives (the "Company Representatives") and then only on a confidential and "need to know" basis in connection with the transactions contemplated hereby; provided, however, you may make such other public disclosures of a copy hereof, or of the terms and conditions hereof, as you are required by law, in the opinion of your counsel to make (including filing a copy hereof with the SEC) in connection with the Acquisition) and you may disclose this Commitment Letter to Cox Communications, its board of directors, and its officers, directors, employees, accountants, attorneys and other advisors, agents and representatives on a confidential and "need to know" basis in connection with the transactions contemplated hereby. You and we acknowledge and agree that you are not relying on us for tax advice in connection with the transactions contemplated by this Commitment Letter, and that nothing herein is a limitation on disclosure by you which protects the confidentiality of any tax strategy offered to you by us. You and we further acknowledge and agree that we have not, herein or otherwise, placed any limitation on disclosure by you of the tax treatment or the tax structure of the transactions contemplated by this Commitment Letter which protects the confidentiality of our tax strategies. No other advisor who is (or who is expected to be) paid the minimum fee (as defined in Treasury regulation section 1.6011-4(b)(3)) in connection with the transactions contemplated by this Commitment Letter has placed any limitation on disclosure by you of the tax treatment or tax structure of those transactions which protects the confidentiality of that advisor's tax strategies.

                  You acknowledge that the Commitment Parties and their affiliates may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you or your affiliates may have conflicting interests regarding the transactions described herein and otherwise. Each Commitment Party agrees that it and its affiliates will not use confidential information obtained from you by virtue of the transactions contemplated by this Commitment Letter or other relationships with you for any other purpose than in connection with the transactions contemplated by this letter, including, without limitation, in connection with the engagement of such Commitment Party or its affiliates by other companies, and that such Commitment Party and its affiliates will not furnish any such information to such other companies. You also acknowledge that none of the Commitment Parties or their affiliates have any obligation to use in connection with the transactions contemplated by this letter, or to furnish to you or any of your affiliates, confidential information obtained from other companies.

                  This Commitment Letter and the commitments and obligations of the Commitment Parties hereunder shall not be assignable by you without the prior written consent of each of the Commitment Parties (and any purported assignment without such consent shall be null and void), are intended to be solely for the benefit of the parties hereto and are not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto and, to the extent set forth herein, the Indemnified Parties. Please note that those matters that are not covered or made clear herein are subject to mutual agreement of the parties. Any and all obligations of, and services to be provided by the Commitment Parties hereunder may be performed, and any and all of their respective rights hereunder may be exercised, by or through their affiliates. This Commitment Letter may not be amended or waived except by an instrument in writing signed by you and each of us. The commitments and obligations of the Commitment Parties under this Commitment Letter shall be in all respects several, and not joint, and none of them shall be in any respect obligated for any commitment or obligation of any of the others of them. This Commitment Letter is not intended to create a fiduciary relationship among the parties hereto. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Commitment Letter by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof. This Commitment Letter, including the Term Sheet and the Fee Letters, replaces and supersedes in its entirety the letter entitled "Project NFL Commitment Letter" dated August 1, 2004 addressed to you by CGMI, CNAI, LBI and LCPI and the Fee Letters referred to therein and sets forth the entire agreement among the parties with respect to the matters addressed herein and supersedes all prior communications, written or oral, with respect hereto. THIS COMMITMENT LETTER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

                  We hereby notify you that pursuant to the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the "Act"), we and each Lender may be required to obtain, verify and record information that identifies you, which information includes your name and address and other information that will allow us and each Lender to identify you in accordance with the Act. This notice is given in accordance with the requirements of the Act and is effective for us and each Lender.

                  EACH PARTY HERETO IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS COMMITMENT LETTER OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE PARTIES HERETO IN THE NEGOTIATION, PERFORMANCE OR ENFORCEMENT HEREOF.

                  Please indicate your acceptance of the terms hereof and of the Fee Letters by signing in the appropriate space below and in the Fee Letters and returning to us the enclosed duplicate originals (or facsimiles) of this Commitment Letter and the Fee Letters not later than 11:59 p.m., New York City time, on August 24, 2004. The commitments and obligations of each of the Commitment Parties hereunder will expire at such time in the event that we have not received such executed duplicate originals (or facsimiles) in accordance with the immediately preceding sentence. This Commitment Letter and the commitments and obligations of each of the Commitment Parties hereunder shall terminate on the earlier of (a) the date the Operative Documents become effective and (b) December 15, 2004, unless each of the Commitment Parties, acting individually in its own discretion, agrees to an extension. Nothing herein shall be deemed to obligate Cox Enterprises to consummate the Tender Offer or the Merger, and therefore Cox Enterprises shall have the right to terminate this Commitment Letter at any time prior to the execution and delivery of the Operative Documents by written notice to the Commitment Parties. The reimbursement, indemnification and confidentiality provisions contained herein and all applicable provisions of the Fee Letters shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or any commitment or obligation hereunder.

              We are pleased to have been given the opportunity to assist you in connection with this important financing.

                                        Very truly yours,

                                        CITIGROUP GLOBAL MARKETS INC.


                                        By:  /s/ Carolyn Kee
                                             ----------------------------------
                                             Name: Carolyn Kee
                                             Title:    Managing Director


                                        CITICORP NORTH AMERICA, INC.


                                        By:  /s/ Carolyn Kee
                                             ----------------------------------
                                             Name: Carolyn Kee
                                             Title:     Vice President


                                        LEHMAN BROTHERS INC.


                                        By:  /s/ William Hughes
                                             ----------------------------------
                                              Name:  William Hughes
                                              Title:  Managing Director


                                        LEHMAN COMMERCIAL PAPER INC.


                                        By:  /s/ William Hughes
                                             ----------------------------------
                                              Name:  William Hughes
                                              Title:     Authorized Signatory


                                        J.P. MORGAN SECURITIES INC.


                                        By:   /s/ Gary Spevack
                                             ----------------------------------
                                              Name:  Gary Spevack
                                              Title:  Vice President


                                        JPMORGAN CHASE BANK


                                        By:  /s/ James Stone
                                             ----------------------------------
                                             Name: James Stone
                                             Title:  Managing Director

Accepted and agreed to
as of the date first
written above by:

COX ENTERPRISES, INC.


By:  /s/ Richard Jacobson
     -------------------------------
     Name:   Richard Jacobson
     Title:  Vice President / Treasurer

                                                                         ANNEX I

                     Cox Enterprises and Cox Communications
                                Credit Facilities


                         Summary of Terms and Conditions


Borrowers:                          Cox Enterprises, Inc., a Delaware
                                    corporation ("Cox Enterprises"), and Cox
                                    Communications, Inc., a Delaware corporation
                                    ("Cox Communications" and, together with Cox
                                    Enterprises, the "Borrowers").(1)

Facilities:                         $10.0 billion senior unsecured credit
                                    facilities to be allocated to Cox
                                    Enterprises (the "Cox Enterprises Credit
                                    Facility") and Cox Communications (the "Cox
                                    Communications Credit Facility" and,
                                    together with the Cox Enterprises Credit
                                    Facility, the "Facilities") in amounts and with revolving credit and term loan tranches and maturities (not to exceed five years) to be agreed by Citigroup Global Markets Inc.
                                    ("CGMI"), Citicorp North America, Inc.
                                    ("CNAI"), Lehman Brothers Inc. ("LBI"),
                                    Lehman Commercial Paper Inc. ("LCPI"), J.P.
                                    Morgan Securities Inc. ("JPMorgan") and
                                    JPMorgan Chase Bank ("JPMCB" and, together with CGMI, CNAI, LBI, LCPI and JPMorgan, the
                                    "Commitment Parties") and the Borrowers.

                                    A portion of any revolving credit facility in an amount to be determined may be drawn in the form of letters of credit.

                                    The definitive credit agreements will
                                    establish a mechanism under which individual lenders with commitments under a revolving credit facility may make discretionary loans up to an aggregate amount to be agreed and in lieu of loans committed under such revolving credit facility at rates (and, in the case of any Cox Enterprises revolving credit facility, in currencies) agreed upon from time to time with the applicable Borrower through a competitive bid process.

Administrative Agent:               CNAI, LCPI or JPMCB, as determined by the
                                    relevant Borrower, will act as sole
                                    Administrative Agent (the "Administrative
                                    Agent") for a syndicate of lenders
                                    reasonably satisfactory to Cox Enterprises, the Administrative Agent and the Arrangers
                                    (the "Lenders") and will perform the duties and exercise the authority customarily performed and exercised by it in such role.


--------
1 Merger Sub, transitorily and with immediate assumption by Cox Communications, if the Merger is to be completed as a short-form merger.

Syndication Agents:                 CNAI, LCPI and JPMCB, except the one of
                                    them selected as Administrative Agent (the
                                    "Syndication Agents"). The relevant Borrower will also have the right to name additional syndication agents.

Joint Lead Arrangers and            CGMI, LBI and JPMorgan (the "Arrangers" and,
Joint Bookrunners:                  together with the Administrative Agent and
                                    the Syndication Agents, the "Agents"). The relevant Borrower will also have the right to name additional joint lead arrangers and joint bookrunners.

Use of Proceeds of                  The term loans under the Facilities (to be
Facilities:                         available in an aggregate amount to be
                                    agreed by the Commitment Parties and the Borrowers) may be used only to finance payment of the purchase price or merger consideration for the Acquisition and related expenses.

                                    Advances under revolving credit facilities that are part of the Facilities (in an aggregate amount to be agreed by the Commitment Parties and the Borrowers) will be reserved and may be used to finance payment of the purchase price or merger consideration for the Acquisition and related expenses. The remainder of such revolving credit facilities and, after the Merger is completed or in the event that the Merger Agreement is terminated in accordance with its terms, the portion thereof reserved to finance the Acquisition may be used for general corporate purposes.

Closing Date:                       The date (the "Closing Date") on which all
                                    conditions precedent to the effectiveness of the Facilities are satisfied, which date shall be no later than (a) December 15, 2004, if Cox Holdings at its option determines to commence the Tender Offer and to accept for purchase any shares tendered in the Tender Offer or (b) the nine-month anniversary date of the date on which the Merger Agreement is executed and delivered, if Cox Holdings at its option determines not to commence a Tender Offer or not to accept for purchase any shares tendered in the Tender Offer.

Availability:                       All term loans under the Facilities will be
                                    funded in a single borrowing on the Closing
                                    Date, except that if (a) Cox Holdings elects to commence the Tender Offer and to accept shares for purchase in the Tender Offer, (b) the aggregate purchase price in the Tender
                                    Offer for the shares so accepted is less than the aggregate amount of the commitments for such term loans, and (c) the Merger is not concurrently consummated as a
                                    "short-form" merger, then the remainder of the commitments for such term loans will be available for funding in a single borrowing on the date the Merger becomes effective, which date shall be no later than nine months after the Closing
                                    Date.

                                    The undrawn portion of any revolving credit facility may be borrowed, repaid and reborrowed subject only to the satisfaction of applicable conditions to borrowing; provided that the total amount outstanding under any revolving credit facility may not exceed the aggregate amount of the commitments under that revolving credit facility.

Revolving Commitment                The Lenders' commitments under a revolving
Termination:                        credit facility will terminate on a date (no
                                    later than the fifth anniversary of the
                                    Closing Date) to be agreed by the Commitment
                                    Parties and the applicable Borrower.

Interest Rates and Fees:            As set forth on the attached Annex I-A.

Currency of Borrowings:             Committed borrowings under the Facilities
                                    will be available in U.S. Dollars (or, in respect of any Cox Enterprises revolving credit facility, from those Lenders willing to make loans in alternate currencies, in British pounds sterling, Japanese yen,
                                    Canadian dollars and Euros, in an aggregate
                                    U.S. Dollar equivalent principal amount not to exceed $300,000,000 in the aggregate).

Voluntary Prepayments and           All or a portion of the outstanding loans
Commitment Reductions:              under any of the Facilities may be prepaid
                                    at any time and undrawn commitments may be terminated in whole or in part at any time at the applicable Borrower's option, in minimum amounts to be specified, subject to reimbursement of redeployment costs in the case of Eurocurrency loans if prepayment occurs other than at the end of an applicable interest period.

Mandatory Prepayments:              Mandatory prepayments may be required on
                                    term loans included in the Facilities, in amounts and under circumstances to be agreed by the Commitment Parties and the Borrowers.

Letters of Credit:                  Letters of credit will be issued under
                                    a revolving credit facility by one or more commercial banks that are Lenders designated by the Arrangers and the relevant Borrower in the syndication process (an "Issuing
                                    Bank"). Each letter of credit shall expire not later than the earlier of (i) the first anniversary of the issuance (or the most recent extension or renewal) of such letter of credit and (ii) the fifth business day prior to the termination of the commitments under that revolving credit facility.

                                    Drawings under any letter of credit shall be reimbursed by the Borrower for whose account such letter of credit was issued by 12:00 noon (i) if notice has been received by such Borrower by 10:00 a.m., on the same business day, or (ii) otherwise, on the next business day. To the extent that such Borrower does not reimburse the Issuing Bank when due, the Lenders under the applicable revolving credit facility will be irrevocably obligated to reimburse the Issuing Bank pro rata based upon their respective commitments under that revolving credit facility.

                                    The issuance of all letters of credit shall be subject to the customary procedures of the Issuing Bank.

Conditions to Closing:              Usual for facilities and transactions of
                                    this type, those specified below and others to be reasonably specified by a majority of the Agents, including but not limited to execution of satisfactory credit documentation; evidence of authority;
                                    delivery of satisfactory legal opinions;
                                    accuracy of representations and warranties;
                                    absence of defaults; compliance with the terms of the Commitment Letter, including, without limitation, the payment in full of all fees, expenses and other amounts then payable under the Commitment Letter; (i) if Cox Holdings at its option determines to commence the Tender Offer and to accept for purchase any shares tendered, acceptance of such shares for purchase no later than December 15, 2004 on the approved structure and terms upon satisfaction of the approved conditions (as modified with the consent of the Arrangers, which will not to be unreasonably withheld, except that in any event the 90% minimum condition in the Tender Offer may be waived by Cox Holdings and Cox Communications without consent of the Agents or Lenders) and concurrent completion of the Merger if sufficient
                                    Minority Shares are tendered in the Tender
                                    Offer to permit Merger Sub to complete a "short-form" merger or (ii) if Cox Holdings at its option determines not to commence a Tender Offer or not to accept for purchase any shares tendered in the Tender Offer, the completion of the Merger no later than the nine-month anniversary date of the date on which the Merger Agreement is executed and delivered on the approved structure and terms upon satisfaction of the approved conditions as modified with the consent of the Arrangers (not to be unreasonably withheld); consents and approvals and expiration of all applicable waiting periods; and delivery of financial statements and business plans.

                                    In addition, the existing five-year
                                    revolving credit facilities of Cox
                                    Enterprises and Cox Communications (the
                                    "Existing Facilities") shall have been, or shall simultaneously be, terminated and all amounts outstanding thereunder paid in full.

Conditions to Each Credit           Delivery of borrowing notices, accuracy of
Event:                              representations and warranties and absence
                                    of defaults.

Documentation:                      Separate documentation for the Cox
                                    Enterprises Credit Facility and for the Cox
                                    Communications Credit Facility, each usual for facilities and transactions of its type, containing provisions as specified below and others as may be reasonably specified by a majority of the Agents, including, without limitation:

Representations and                 To include organization, qualification and
Warranties:                         subsidiaries; financial statements and
                                    absence of material adverse change; actions pending; default; title to assets; payment of taxes; conflicting or adverse agreements or restrictions; purpose of loans;
                                    authority; validity; consents or approvals;
                                    compliance with law; ERISA; Investment
                                    Company Act; disclosure; absence of
                                    undisclosed liabilities; enforceability of credit documentation; no conflict with law;
                                    indebtedness; liens; intellectual property;
                                    Federal Reserve regulations; licenses,
                                    permits, franchises and regulatory
                                    approvals; environmental matters; labor
                                    matters; and (if applicable) status of
                                    Credit Facilities as senior debt.


Affirmative Covenants:              To include financial statements and other
                                    information; existence, laws and
                                    obligations; notice of litigation and other matters; books and records; inspection of property and records; maintenance of property and insurance; and ERISA; notice of defaults; continuation of business and maintenance of existence and material rights and privileges; compliance with laws and material contractual obligations; compliance with environmental laws; and payment of other obligations.

Negative Covenants:                 To include limitations on liens; merger,
                                    consolidation, disposition of assets;
                                    restricted payments; margin stock; loans and advances to and investments in unrestricted subsidiaries; subsidiary debt; and transactions with affiliates.

Financial Covenants:                Each Borrower and its Restricted
                                    Subsidiaries will agree to maintain (i) a ratio of debt to annualized operating cash flow of not more than a ratio amount to be agreed; and (ii) a ratio of annualized operating cash flow to consolidated interest expense of not less than a ratio amount to be agreed.

Events of Default:                  To include failure to pay principal
                                    or interest; failure to pay other sums;
                                    failure to pay or acceleration of other
                                    debt; misrepresentation or breach of
                                    warranty; violation of certain covenants;
                                    violation of other covenants; undischarged judgment; change of control; assignment for benefit of creditors or nonpayment of debts;
                                    voluntary bankruptcy; involuntary
                                    bankruptcy; or dissolution; and certain
                                    ERISA events.

Cost and Yield Protection:          Usual for facilities of this type, including
                                    (a) compensation in respect of redeployment costs, changes in reserve requirements, changes in taxes (including gross-up provisions for withholding taxes resulting from changes in law after the date hereof) and decreased profitability resulting from changes in U.S. or foreign capital adequacy requirements and other requirements of law, guidelines or policies or their interpretation or application and (b) indemnifying the Lenders for "breakage costs" incurred in connection with, among other things, any prepayment of a Eurodollar loan on a day other than the last day of an interest period with respect thereto.

Assignments and                     Lenders will be permitted to assign and
Participations:                     participate loans, notes and commitments.
                                    Assignments will be by novation and in
                                    minimum amounts of $5,000,000 and will
                                    require the consent of the applicable
                                    Borrower (unless being made to an affiliate of a Lender or if an Event of Default has occurred and is continuing) and the Administrative Agent and, in the case of assignments of commitments under a revolving credit facility, the Issuing Bank under such revolving credit facility (unless being made
                                    (i) to an affiliate of a Lender, (ii) by an Agent and its affiliates or (iii) to another
                                    Lender), which consents will not be
                                    unreasonably withheld. Assignments to any
                                    Federal Reserve Bank will be permitted
                                    without consent.

                                    Participations will be without restriction and participants will be entitled to yield and increased cost protection to the same extent as the participating Lender. Upon the request of the applicable Borrower, each Lender will give prompt notice to such Borrower of each participant and the interest acquired by such participant.

                                    Each assignment will be subject to the
                                    payment of a service fee of $3,500 to the Administrative Agent by the parties to such assignment. The Borrowers shall not be liable for the payment of the costs and expenses of any assignment or participation.

Expenses and                        All reasonable out-of-pocket expenses of
Indemnification:                    each Agent (and the Lenders for enforcement
                                    costs) associated with (a) the arrangement and the syndication of the Facilities and
                                    (b) the preparation, negotiation, execution, delivery, administration and enforcement of the definitive documentation contemplated hereby and any amendment or waiver with respect thereto (including the reasonable fees, charges and disbursements of counsel and the charges of IntraLinks) are to be paid by or on behalf of the applicable
                                    Borrower.

                                    The Agents and Lenders (and their affiliates and their respective officers, directors, employees, attorneys, affiliates, advisors and agents) will have no liability for, and will be indemnified by the applicable Borrower and held harmless from and against all losses, claims, damages, costs, expenses (including reasonable fees, charges and disbursements of counsel) and liabilities arising out of any investigation, litigation or proceeding arising out of or related to the financing contemplated hereby or the use or the proposed use of proceeds thereof (except to the extent resulting from the gross negligence or willful misconduct of the indemnified party).

Voting: Amendments and waivers of the documentation for the Facilities of any Borrower will require the approval of Lenders holding in excess of 50% of the outstanding loans, letter of credit exposures and commitments under all Facilities of that Borrower, except that (a) the consent of each Lender directly affected thereby shall be required with respect to (i) reductions in the amount or extensions of the scheduled date of final maturity of any Loan, (ii) reductions in the rate of interest or any fee or extensions of any due date thereof, (iii) increases in the amount or extensions of the expiry date of any Lender's commitment, (iv) modifications to the pro rata provisions of the credit documentation or (v) modifications to the assignment provisions of the credit documentation which further restrict assignments thereunder and (b) the consent of 100% of the Lenders shall be required with respect to modifications to any of the voting percentages.

Governing Law and Forum:            New York.

Counsel for the Agents:             Latham & Watkins LLP.

Interest Rates:                     Loans under each Facility will bear
                                    interest, at the option of the applicable
                                    Borrower, at (i) Adjusted LIBOR plus the
                                    Applicable LIBOR Margin, (ii) ABR plus any
                                    Applicable Base Rate Margin or (iii) the
                                    Federal Funds Rate plus the Applicable
                                    Federal Funds Rate Margin.

                                    The "Applicable LIBOR Margin" and the
                                    "Applicable Federal Funds Rate Margin" for any date will depend upon the applicable Borrower's senior debt ratings by Moody's Investors Service, Inc., and Standard and Poor's Ratings Service (the "ratings") and will be the percentage per annum set forth in the applicable table appearing on the pricing grid attached as Annex I to the Fee Letter entitled "Fee Letter" (the "Pricing Grid") opposite such Borrower's ratings on such date.

                                    The Applicable Base Rate Margin for any date will be zero unless the Applicable LIBOR Margin for such date exceeds 1.00%. If the Applicable LIBOR Margin for such date exceeds 1.00%, the Applicable Base Rate Margin for any date will be the Applicable LIBOR Margin for such date less 1.00%.

                                    The Borrowers may elect interest periods of 1, 2, 3 or 6 months (the "Interest Period") for Adjusted LIBOR borrowings.

                                    Calculation of interest shall be on the
                                    basis of actual days elapsed in a year of 360 days (or 365 or 366 days, as the case may be, in the case of ABR loans based on the Prime Rate) and interest shall be payable at the end of each Interest Period and, in any event, at least every 3 months.

                                    ABR is the Alternate Base Rate, which is the higher of the Citibank N.A.'s Prime Rate and the Federal Funds Borrowing Rate plus 1/2 of 1%.

                                    "Federal Funds Rate" for any day shall be the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers, as published on the next succeeding business day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a business day, the average of the quotations for the day of such transactions received by Citibank, N.A. from three federal funds brokers of recognized standing selected by it.

Letter of Credit Fees:              A per annum fee equal to the applicable
                                    margin on the Adjusted LIBOR loans will
                                    accrue on the aggregate face amount of each outstanding letter of credit and will be payable in arrears at the end of each calendar quarter and upon the termination of the commitments under each revolving credit facility and such letter of credit, in each case based on the actual number of days elapsed over a 360-day year. Such fees shall be distributed to the Lenders participating in the revolving credit facility pro rata in accordance with the amounts of their applicable commitments.
                                    In addition, the applicable Borrower shall pay to the Issuing Bank in respect of each letter of credit (a) a fronting fee to be separately agreed upon on the aggregate face amount of such letter of credit during the period when it is outstanding, and (b) customary issuance, administration, amendment, payment and negotiation fees.

Commitment Fees:                    A commitment fee based on the Applicable
                                    Commitment Fee Percentage will be payable on the undrawn portion of each commitment in respect of each Facility, computed on the basis of actual days elapsed in a year of 365 or 366 days, as the case may be, in each case commencing to accrue on the earlier of the Closing Date or December 15, 2004, payable quarterly in arrears after such date and up to and including the date on which all unfunded commitments under such Facility have expired or been terminated. The
                                    "Applicable Commitment Fee Percentage" for any date shall be the percentage per annum set forth in the Pricing Grid opposite the pricing category applicable on such date.